Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD. 7 GOLDA MEIR ST., WEIZMANN SCIENCE PARK NESS ZIONA, 7403650, ISRAEL
VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on November 10, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on November 10, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V79972-P38334 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SOL-GEL TECHNOLOGIES LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.			For	Against	Abstain

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2025 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2024;
			☐	☐	☐

							For	Against	Abstain

3.
To approve the re-appointment of Mr. Moshe Arkin, the current interim Chief Executive Officer of the Company, Executive Chairman of the Board of Directors and the Company's controlling shareholder, to serve as the interim Chief Executive Officer of the Company for an additional term not to exceed twelve months, effective January 1, 2026, subject to and in accordance with, the provisions of the Israeli Companies Law, 5759-1999.
							☐	☐	☐
2.	To approve the re-election of Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hanna Lerman, and Mr. Sharon Kochan, to the Board of Directors, each for an additional one-year term until the annual general meeting to be held in 2026;

			For	Against	Abstain

	2a.	Mr. Moshe Arkin	☐	☐	☐

	2b.	Mr. Itai Arkin	☐	☐	☐

	2c.	Ms. Hanna Lerman	☐	☐	☐
By executing this proxy card you will be deemed to confirm that you are NOT a Controlling Shareholder and do NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 3. If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 3), please notify the Company as described on the reverse side of this proxy card.

	2d.	Mr. Sharon Kochan	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V79973-P38334

SOL-GEL TECHNOLOGIES LTD.
Proxy for Annual Meeting of Shareholders
on November 11, 2025
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Eyal Ben-Or with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Sol-Gel Technologies Ltd., to be held at 9:00 AM (Eastern Standard Time (4:00 p.m. Israel time)) on November 11, 2025 at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 919 Third Avenue, Floor 38, New York, NY 10022, and at any adjournments or postponements thereof, as follows:

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Important Note: By executing this proxy card on the reverse side, the undersigned shareholder will be deemed to confirm that such shareholder is NOT a Controlling Shareholder and does NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposal 3. If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 3), please notify the Company’s Chief Financial Officer, Eyal Ben-Or, at +972-8-931-3433 or Eyal.Ben-Or@sol-gel.com, who will advise you as to how to submit your vote for this proposal. If these shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or have a Personal Interest, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Continued and to be signed on reverse side